Bulldog Investors, LLC, 250 Pehle Avenue, Suite 708, Saddle Brook, NJ 07663
(201) 881-7111 // pgoldstein@bulldoginvestors.com

							May 19, 2015

Stephanie D. Hui
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street NE
Washington, DC 20549

Deutsche Global High Income Fund and Deutsche High Income Opportunities Fund (together, the "Funds") Contested Proxy Solicitation

Dear Ms. Hui:

This is in response to your comments regarding our proxy solicitation for the Funds. We have carefully considered each of your comments and, as appropriate, intend to revise our definitive soliciting material to reflect them.
Specifically:

..	We will clarify that executing any later dated proxy that is delivered
	to the inspector of election will revoke our proxy.

..	Proposal 2 will read the same as the Rule 14a-8 proposal submitted by
	Special Opportunities Fund.

..	We will provide our share ownership information as of the record date
	 for the meeting.

..	We will provide a fair summary of our purchases and sales.

Please contact me if you wish to discuss this matter.

							Very truly yours,

						 	/S/ Phillip Goldstein

							Phillip Goldstein
							Member